SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1600

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105	13D/A	Page 2 of 9 Pages

(1)	Names of reporting persons SANCHEZ ENERGY PARTNERS I, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 22,090,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,090,909
(11)	Aggregate amount beneficially owned by each reporting person 22,090,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Calculation of percentage based on a total of 34,539,550 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011 and including 1,539,550 shares of common stock to be issued pursuant to restricted stock awards.

CUSIP No. 7997OY 105	13D/A	Page 3 of 9 Pages

(1)	Names of reporting persons SEP MANAGEMENT I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 22,090,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,090,909
(11)	Aggregate amount beneficially owned by each reporting person 22,090,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Calculation of percentage based on a total of 34,539,550 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011 and including 1,539,550 shares of common stock to be issued pursuant to restricted stock awards.

CUSIP No. 7997OY 105	13D/A	Page 4 of 9 Pages

(1)	Names of reporting persons SANCHEZ OIL & GAS CORPORATION
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 22,090,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,090,909
(11)	Aggregate amount beneficially owned by each reporting person 22,090,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (1)
(14)	Type of reporting person (see instructions) CO

(1)	Calculation of percentage based on a total of 34,539,550 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011 and including 1,539,550 shares of common stock to be issued pursuant to restricted stock awards.

CUSIP No. 7997OY 105	13D/A	Page 5 of 9 Pages

(1)	Names of reporting persons ANTONIO R. SANCHEZ, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 250,000
	(8)	Shared voting power: 22,090,909
	(9)	Sole dispositive power: 250,000
	(10)	Shared dispositive power: 22,090,909
(11)	Aggregate amount beneficially owned by each reporting person 22,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.7% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculation of percentage based on a total of 34,539,550 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011 and including 1,539,550 shares of common stock to be issued pursuant to restricted stock awards.

CUSIP No. 7997OY 105	13D/A	Page 6 of 9 Pages

(1)	Names of reporting persons A. R. SANCHEZ, JR.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 350,000
	(8)	Shared voting power: 22,090,909
	(9)	Sole dispositive power: 350,000
	(10)	Shared dispositive power: 22,090,909
(11)	Aggregate amount beneficially owned by each reporting person 22,440,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.0% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculation of percentage based on a total of 34,539,550 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011 and including 1,539,550 shares of common stock to be issued pursuant to restricted stock awards.

Page 7 of 9 Pages

This Amendment No. 1 to Schedule 13D amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on December 28, 2011 (as amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of common stock, par value $.01 per share (the “Common Stock”), of Sanchez Energy Corporation, a Delaware corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the shares of Common Stock by the Reporting Persons resulting from (i) the issuance to Sanchez Energy Partners I, LP, a Delaware limited partnership, of 750,000 shares of Common Stock, pursuant to the Contribution Agreement and (ii) the issuance to Antonio R. Sanchez, III and A.R. Sanchez, Jr. of restricted stock awards of 250,000 and 350,000 shares of Common Stock, respectively.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Sanchez Energy Corporation, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 1111 Bagby Street, Suite 1600, Houston, Texas 77002.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Immediately after the closing of the Issuer’s initial public offering (the “Offering”) of 10,000,000 shares of Common Stock, pursuant to that certain Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”), dated December 19, 2011, by and between SEP I and the Issuer, SEP I contributed 100% of the limited liability company interests of SEP Holdings III, LLC, a Delaware limited liability company, which owns interests in unconventional oil and natural gas assets consisting of undeveloped leasehold, proved oil and natural gas reserves and related equipment and other assets, to the Issuer in exchange for $50 million in cash (exclusive of certain expenses SEP I was or will be reimbursed for) and 21,340,909 shares of Common Stock (or up to 22,090,909 shares of Common Stock to the extent that the underwriters in the Offering did not exercise their 30-day option (the “Option Period”) to purchase up to 1,500,000 additional shares of Common Stock from the Issuer). On January 12, 2012, the Option Period expired and the underwriters in the Offering did not exercise their option to purchase additional shares of Common Stock. Pursuant to the Contribution Agreement, on January 12, 2012, the Issuer issued 750,000 shares of Common Stock to SEP I.

The description of the Contribution Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

On January 9, 2012, Antonio R. Sanchez, III and A.R. Sanchez, Jr. entered into restricted stock award agreements with the Issuer pursuant to which the Issuer granted restricted stock awards of 250,000 and 350,000 shares of Common Stock (collectively, the “Awarded Shares”), respectively, under the Issuer’s 2011 Long Term Incentive Plan (the “Plan”). Unless otherwise accelerated by the administrator of the Plan and subject to certain other conditions such as continued service by such Reporting Persons, 50% of the Awarded Shares will vest on January 6, 2013 and the remaining 50% will vest on January 6, 2014. The Awarded Shares will also vest upon certain events, including a change of control, a qualifying or constructive termination and upon such Reporting Person’s death or disability. Until the Awarded Shares vest, the Awarded Shares are nontransferable and forfeitable. Unvested Awarded Shares will automatically be forfeited if such Reporting Person’s continued service with the Issuer or its affiliates is terminated in circumstances that do not otherwise cause the Awarded Shares to vest as described above.

The description contained in this Item 3 of the Awarded Shares, the Plan and the restricted stock award agreements is qualified in its entirety by reference to the full text of the foregoing, which are incorporated herein by reference and filed as exhibits hereto.

Item 4. Purpose of Transaction.

Item 4(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	None.

Page 8 of 9 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)-(b) SEP I is the sole record owner of 22,090,909 shares of Common Stock, or 65.7% of a total of 34,539,550 shares of Common Stock issued and outstanding, which includes (i) 32,250,000 shares of Common Stock issued and outstanding as of the closing of the Offering, (ii) 750,000 shares of Common Stock issued to SEP I at the expiration of the Option Period as described in Item 3 above and (iii) 1,539,550 shares of Common Stock to be issued under the Plan (including 600,000 of Awarded Shares). SEP Management and SOG do not directly own any shares of Common Stock. SEP I is controlled by its general partner, SEP Management, which is a wholly owned subsidiary of SOG. SOG is managed by A.R. Sanchez, Jr. and Antonio R. Sanchez, III, and thus may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP I. Each of SEP Management, SOG, Antonio R. Sanchez, III and A.R. Sanchez, Jr. disclaims beneficial ownership of such reported securities except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of such reported securities for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III is the sole record owner of 250,000 shares of Common Stock, or 64.7% of a total of 34,539,550 shares of Common Stock issued and outstanding, inclusive of the shares of Common Stock held directly by SEP I, which such Reporting Person may be deemed to share voting and dispositive power over. Such Reporting Person has sole voting and dispositive power over the 250,000 shares of Common Stock reported as directly beneficially owned by him.

A.R. Sanchez, Jr. is the sole record owner of 350,000 shares of Common Stock, or 65.0% of a total of 34,539,550 shares of Common Stock issued and outstanding, inclusive of the shares of Common Stock held directly by SEP I, which such Reporting Person may be deemed to share voting and dispositive power over. Such Reporting Person has sole voting and dispositive power over the 350,000 shares of Common Stock reported as directly beneficially owned by him.

(c) Except as otherwise described herein with respect to the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph thereof:

Restricted Stock Awards

Antonio R. Sanchez, III and A.R. Sanchez, Jr. received the Awarded Shares pursuant to restricted stock awards between the Issuer and such Reporting Person. Such Reporting Persons generally have the same rights and privileges as a holder of Common Stock with respect to the restricted stock awards, including the right to vote and receive dividends.

The description contained in this Item 6 of the Awarded Shares, the Plan and the restricted stock award agreements is qualified in its entirety by reference to the full text of the foregoing, which are incorporated herein by reference and filed as exhibits hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 28, 2011 (incorporated by reference to Exhibit A to the Schedule 13D (File No. 005-86531) filed on December 28, 2011)

Exhibit B	Contribution, Conveyance and Assumption Agreement dated as of December 19, 2011 by and between Sanchez Energy Partners I, LP, a Delaware limited partnership, and Sanchez Energy Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 22, 2011)

Page 9 of 9 Pages

Exhibit C	Registration Rights Agreement dated as of December 19, 2011 between Sanchez Energy Corporation, a Delaware corporation, and Sanchez Energy Partners I, LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 22, 2011)

Exhibit D	Form of Lock-Up Agreement – Antonio R. Sanchez, III (incorporated by reference to Exhibit C-1 of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 19, 2011)

Exhibit E	Form of Lock-Up Agreement – Sanchez Energy Partners I, LP (incorporated by reference to Exhibit C-2 of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 19, 2011)

Exhibit F	Sanchez Energy Corporation 2011 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Amendment No. 5 to Form S-1 Registration Statement (File No. 333-176613) filed on December 7, 2011)

Exhibit G	Form of Restricted Stock Agreement for Antonio R. Sanchez, III (incorporated by reference to Exhibit 10.3 to the Issuer’s Form S-8 Registration Statement (File No. 333-178920) filed on January 6, 2012)

Exhibit H	Form of Restricted Stock Agreement for A.R. Sanchez, Jr.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

SANCHEZ ENERGY PARTNERS I, LP By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ A.R. Sanchez, Jr.
A. R. SANCHEZ, JR.